Hoverink Biotechnologies, Inc.

1801 Century Park East., 24th Floor

Los Angeles, California 90067

November 7, 2017 VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance

100 F Street, NE Washington, D.C. 20549

Re: Hoverink Biotechnologies, Inc. Registration Statement on Form S-1 (File No. 333-221308)

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-1 ( File No. File No. 333-221308 ) filed by Hoverink Biotechnologies, Inc. on November 2, 2017:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact our counsel Counsel/Attorney:

Ben Bunker

The Bunker Law Group, PLLC

3753 Howard Hughes Parkway, Suite 200

Las Vegas, Nevada 89169

benbunker@bunkerlawgroup.com

Phone Number: T (702) 784-5990

Kind regards,

/s/ Debbie M. Carter

Debbie Carter

Chief Executive Officer